

January 4, 2011

Timothy P. Halter, President
SMSA Katy Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

>**Re:** **SMSA Katy Acquisition Corp.**
>**Form 10-12G**
>**Filed October 27, 2010**
>**File No. 000-54092**

Dear Mr. Halter:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Duc Dang
Attorney-Advisor